Mail Stop 3628
      August 30, 2005

Via U.S. Mail and facsimile to (617) 248-4000
Colleen J. Rice, Esquire
Acting General Counsel
     and Acting Corporate Secretary
Sierra Pacific Resources
P.O. Box 30150 (6100 Neil Road)
Reno, Nevada 89520-3600

Re:	Sierra Pacific Resources
      Schedule TO-I
      Filed on August 24, 2005
      File No. 005-44979
      Registration Statement on Form S-4
      Filed August 24, 2005
      File No. 333-127128

Dear Ms. Rice:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-I

1. We note your response to prior comment 1. Although we recognize that the company`s basic earnings per share calculation and book value per share are already calculated on an as-converted basis, it appears that this transaction will have an impact on your income statement and your balance sheet. In addition, contrary to your response, it does not appear that the consideration offered here consists solely of cash; therefore, you do not meet the requirements of the safe harbor in Instruction 2 to Item 10 of Schedule TO. Please revise to provide pro forma financial information or provide a detailed response as to why the impact on your income statement and the balance sheet are not material.
2. Advise us how you intend to disseminate the revised offer to provide security holders notice of the material changes, including the elimination of the financing condition, changes to the tax opinion disclosure and to provide pro forma financial information. Form S-4

General Conditions, page 27

3. We refer you to prior comment 15. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow security holders to objectively verify whether the conditions have been satisfied. In this regard, your conditions continue to lack a subjective standard by which the company will determine whether the condition has been satisfied. Also, as previously requested, where applicable, provide a materiality standard. Please revise your registration statement accordingly.
United States Federal Income Tax Consequences, page 40

4. We refer you to prior comment 18. Since you advise that your counsel cannot provide an unequivocal opinion with respect to all the tax consequences of the transaction, please continue to revise the disclosure to specifically disclose that counsel cannot opine on the material federal tax consequences and to describe the degree of uncertainty in the opinion. In doing so, clarify why counsel believes that the transaction "should" be treated as described.
5. We note from page 42 that you have added the disclaimer that "beneficial owners should consult their own tax advisors to determine the tax treatment of the Conversion Consideration to them" and the similar statement on page 41. Security holders are entitled to rely on the disclosure in your document. Revise the document to eliminate these and any similar disclaimers.
Closing
      As appropriate, please amend your Schedule TO and registration statement, as applicable, in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 	Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

Sincerely,



Jeffrey B. Werbitt
Attorney-Advisor
Office of Merger & Acquisitions

cc:	William C. Rogers, Esquire
      Choate, Hall & Stewart LLP
      Two International Place
      Boston, Massachusetts 02110
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Colleen J. Rice, Esquire
Sierra Pacific Resources
August 30, 2005
Page 1